SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549


                               SCHEDULE 13D
                              (Rule 13d-101)

                 Under the Securities Exchange Act of 1934
                          (Amendment No. 1)*

                            Xpedite Systems, Inc.
                            ---------------------
                             (Name of Issuer)

                   Common Stock, par value $.01 per share
                   --------------------------------------
                         (Title of Class of Securities)

                               893929100
                               ----------
                             (CUSIP Number)


                          Robert S. Vaters
                     c/o Xpedite Systems, Inc.
                446 Highway 35, Eatontown, New Jersey 07724
                       Telephone (908) 389-3900
                --------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive
 Notices and Communications)

                         February 5, 1997
                         ----------------
             (Date of Event which Requires Filing of this
              Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                   (Continued on following pages)


                        (Page 1 of 8 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to the "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D


CUSIP No. 893929100                                  Page 2 of 8
Pages

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     (a)  Robert S. Vaters
          S.S. No. ###-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS
     PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO
     ITEMS 2(d) or 2(e)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     (a)  USA

NUMBER         7.   SOLE VOTING POWER
OF                  (a)   15,000

SHARES         8.   SHARED VOTING POWER
BENEFICIALLY        (a)   0

OWNED BY       9.   SOLE DISPOSITIVE POWER
EACH                (a)   15,000

REPORTING      10.  SHARED DISPOSITIVE POWER
PERSON WITH         (a)   0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
                    (a)   15,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN
SHARES
                    (a) [X]
     Excludes shares beneficially owned by the other individuals joining in the filing of this Schedule 13D as to which beneficial ownership is disclaimed.

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    (a)   0.2%

14.  TYPE OF REPORTING PERSON
                    (a)   IN

                                SCHEDULE 13D


CUSIP No. 893929100                                Page 3 of 8
Pages

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     (a)  Roy B. Andersen, Jr.
          S.S. No. ###-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS
     PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO
     ITEMS 2(d) or 2(e)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     (a)  USA

NUMBER         7.   SOLE VOTING POWER
OF                  (a)   285,112

SHARES         8.   SHARED VOTING POWER
BENEFICIALLY        (a)   0

OWNED BY       9.   SOLE DISPOSITIVE POWER
EACH                (a)   285,112

REPORTING      10.  SHARED DISPOSITIVE POWER
PERSON WITH         (a)   0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
                    (a)   285,112

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN
SHARES
                    (a) [X]
     Excludes shares beneficially owned by the other individuals joining in the filing of this Schedule 13D as to which beneficial ownership is disclaimed.

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    (a)   3.1%

14.  TYPE OF REPORTING PERSON
                    (a)   IN

                                SCHEDULE 13D


CUSIP No. 893929100                                   Page 4 of 8
Pages

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     (a)  George Abi Zeid
          S.S. No. ###-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS
     PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO
     ITEMS 2(d) or 2(e)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     (a)  USA

NUMBER         7.   SOLE VOTING POWER
OF                  (a)   223,150

SHARES         8.   SHARED VOTING POWER
BENEFICIALLY        (a)   0

OWNED BY       9.   SOLE DISPOSITIVE POWER
EACH                (a)   223,150

REPORTING      10.  SHARED DISPOSITIVE POWER
PERSON WITH         (a)   0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
                    (a)   223,150

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN
SHARES
                    (a) [X]
     Excludes shares beneficially owned by the other individuals joining in the filing of this Schedule 13D as to which beneficial ownership is disclaimed.

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    (a)   2.4%

14.  TYPE OF REPORTING PERSON
                    (a)   IN

                                SCHEDULE 13D


CUSIP No. 893929100                                   Page 5 of 8
Pages

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     (a)  Max A. Slifer
          S.S. No. ###-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS
     PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO
     ITEMS 2(d) or 2(e)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     (a)  USA

NUMBER         7.   SOLE VOTING POWER
OF                  (a)   160,943

SHARES         8.   SHARED VOTING POWER
BENEFICIALLY        (a)   0

OWNED BY       9.   SOLE DISPOSITIVE POWER
EACH                (a)   160,943

REPORTING      10.  SHARED DISPOSITIVE POWER
PERSON WITH         (a)   0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
                    (a)   160,943

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN
SHARES
                    (a) [X]
     Excludes shares beneficially owned by the other individuals joining in the filing of this Schedule 13D as to which beneficial ownership is disclaimed.

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    (a)   1.7%

14.  TYPE OF REPORTING PERSON
                    (a)   IN

                                SCHEDULE 13D


CUSIP No. 893929100                                   Page 6 of 8
Pages

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     (a)  Dennis Schmaltz
          S.S. No. ###-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS
     PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO
     ITEMS 2(d) or 2(e)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     (a)  USA

NUMBER         7.   SOLE VOTING POWER
OF                  (a)   160,092

SHARES         8.   SHARED VOTING POWER
BENEFICIALLY        (a)   0

OWNED BY       9.   SOLE DISPOSITIVE POWER
EACH                (a)   160,092

REPORTING      10.  SHARED DISPOSITIVE POWER
PERSON WITH         (a)   0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
                    (a)   160,092

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN
SHARES
                    (a) [X]
     Excludes shares beneficially owned by the other individuals joining in the filing of this Schedule 13D as to which beneficial ownership is disclaimed.

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    (a)   1.7%

14.  TYPE OF REPORTING PERSON
                    (a)   IN

                        AMENDMENT NO. 1 TO
                           SCHEDULE 13D

          This Amendment No. 1 amends and supplements the statement on Schedule 13D dated February 11, 1997 filed by Roy B. Andersen, Jr., Robert S. Vaters, Dennis Schmaltz, Max A. Slifer and George Abi Zeid (collectively, the "Reporting Persons") relating to the common stock, par value $.01 per share (the "Common Stock"), of Xpedite Systems, Inc., a Delaware corporation ("Xpedite" or the "Company"). Capitalized terms used herein without definition have the meanings assigned to such terms in the initial filing.

          Item 4 is supplemented as follows:

ITEM 4.   PURPOSE OF TRANSACTION

          The offer made by the Reporting Persons, UBS Partners and Fenway
(the "Group") to the Special Committee of the Board of Directors of the Company on February 7, 1997, as reported in the Reporting Persons' Schedule 13D, dated February 11, 1997, expired in accordance with its terms on March 7, 1997. Notwithstanding the expiration of such offer, the Group continues to have a significant interest in acquiring the Company and has informed the Special Committee that it expects to make a new offer to acquire the Company at an appropriate time; it has not done so yet in order to facilitate the review by the Special Committee and its advisors of the Company's strategic alternatives. There can be no assurance that any such offer would be on terms and conditions identical to the February 7, 1997 proposal and neither the Reporting Persons, nor UBS Partners or Fenway have yet made any new offer to acquire the Company or expressed any specific plans or proposals that would relate to or result in any of the actions specified in clauses (a) through (j) in Item 4 of Schedule 13D.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          1. Joint filing agreement of the Reporting Persons dated February 11, 1997.*

          2.   Power of Attorney (included in Exhibit 1).*

_____________________________
*  Filed previously.

                             SIGNATURE

          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  April 24, 1997


                               /s/ Roy B. Andersen, Jr.
                               Roy B. Andersen, Jr.



                               /s/ Robert S. Vaters
                               Robert S. Vaters



                               /s/ Robert S. Vaters
                               Dennis Schmaltz*



                               /s/ Robert S. Vaters
                               Max A. Slifer*



                               /s/ Robert S. Vaters
                               George Abi Zeid*


                          *By:  Robert S. Vaters
                          As Attorney-in-Fact